SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)

EQT Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

26884L109
(CUSIP Number)

Eleazer Klein, Esq. Marc Weingarten, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 3, 2017
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON JANA PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,257,129 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,257,129 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,257,129 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.9%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS JONATHAN Z. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 75,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS DANIEL C. HERZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS EDWARD E. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,000 Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,000 Shares
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 35,000 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 7 ("Amendment No. 7") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 3, 2017 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on July 5, 2017 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on July 31, 2017 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on August 14, 2017 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on September 20, 2017 ("Amendment No. 4"), Amendment No. 5 filed with the SEC on October 2, 2017 ("Amendment No. 5") and Amendment No. 6 filed with the SEC on October 24, 2017, ("Amendment No. 6", and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the shares ("Shares") of common stock, no par value, of EQT Corporation, a Pennsylvania corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D. This Amendment No. 7 amends Items 4, 5(c) and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

The Reporting Persons initially invested in the Issuer because they believe that the Issuer trades at a substantial discount to its intrinsic value and has a ready opportunity to unleash this value potential by immediately separating its E&P and midstream businesses into two separate companies. Following the Reporting Persons' initial investment, the Issuer entered into an agreement to acquire Rice Energy Inc. ("Rice"). Since then, the Reporting Persons have urged the Issuer to commit to addressing its substantial sum of the parts discount through a separation rather than focusing on a Rice acquisition, which the Reporting Persons believe would create far less value even if successful than a separation. JANA has also filed and distributed proxy materials in opposition to the proposed Rice acquisition.

In response to the Reporting Persons' concerns and the concerns of other shareholders regarding addressing the Issuer's undervaluation, the Issuer has taken a number of steps to assure shareholders that it will act promptly to address its sum of the parts discount and that shareholders will have the opportunity to have meaningful input into this decision, by announcing the following changes: accelerating the timing of addressing the company's sum-of-the-parts discount, delaying the deadline for shareholder nominations so that shareholders can hold the Issuer's board accountable if they are unhappy with the board's decision, and agreeing not to take any action before the Issuer's next annual meeting that would preclude or interfere with a separation of the businesses. In addition, the Issuer has committed to revising its management incentive compensation policy so that management is not rewarded simply by virtue of the Issuer acquiring Rice. As a result, while the Reporting Persons still intend to vote against the acquisition of Rice, JANA has decided to withdraw its proxy materials filed in opposition to the Rice acquisition. The Reporting Persons may still pursue change on the Issuer's board depending upon various factors, including the outcome of the Issuer's board's review of means by which to address the Issuer's sum of the parts discount.

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(c) Information concerning transactions in the Shares effected by JANA since the filing of Amendment No. 6 is set forth in Exhibit N hereto and is incorporated herein by reference. The other Reporting Persons did not effect any transactions in the Shares since the filing of Amendment No. 6.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit N:	Transactions in the Shares effected since the Filing of Amendment No. 6.

CUSIP No. 26884L109	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2017

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel

/s/ Jonathan Z. Cohen
JONATHAN Z. COHEN

/s/ Daniel C. Herz
DANIEL C. HERZ

/s/ Edward E. Cohen
EDWARD E. COHEN

EXHIBIT N

Transactions in Shares of the Issuer Since the Filing of Amendment No. 6

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 6 by the Reporting Persons. Except as otherwise noted, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

JANA

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

10/25/2017	2,314	61.69
10/25/2017	(2,314)	61.63
11/01/2017	2,615	62.27
11/01/2017	(2,615)	62.25